UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Mid Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $4.00 per share
(Title of Class of Securities)

320866 106
(CUSIP Number)

J. Kyle McCurry 302 Campusview Drive Suite 108 Columbia, MO 65201 (573) 447-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320866 106
1	NAMES OF REPORTING PERSONS
Elizabeth Paige Laurie, Trustee of the EPL LINCO Trust, dated December 1, 2015

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,262,246

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,262,246

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,262,246

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

_________________________
(1) Based upon 23,905,252 shares outstanding as of August 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 7, 2024).

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SCHEDULE 13D
(Amendment No. 1)

Explanatory Note
This Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed on February 25, 2021 (the "Initial Schedule 13D", and together with this Amendment No. 1, the "Schedule 13D") is filed to amend Items 4, 5, 6 and 7 of the Initial Schedule 13D as provided below. Except as specifically amended below, all other provisions of the Initial Schedule 13D remain in effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Initial Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Initial Schedule 13D is amended and restated in its entirety as follows:

The Trust acquired beneficial ownership of the Common Stock for investment purposes pursuant to the Merger Agreement, as amended. See Item 3.

In accordance with the Merger Agreement, as amended, the Company appointed one individual, Mr. J. Kyle McCurry, who served on the LINCO board of directors prior to the effective time of the Merger to the board of directors of the Company as a Class I director and to the board of directors of First Mid Bank & Trust, N.A. a subsidiary of the Company (the "Company Bank"), upon the effective time of the Merger on February 22, 2021. At the 2023 Annual Meeting of Stockholders of the Company held on April 26, 2023, Mr. McCurry was re-elected as a director of the Company for a three-year term. Mr. McCurry is the Chief Operating Officer and General Counsel of Paige Sports Entertainment, which is a private family office and an affiliate of the Trust. For the avoidance of doubt, Mr. McCurry does not have a beneficial interest or a pecuniary interest in the Common Stock owned by the Trust.

The Trust and the Company have entered into a registration rights agreement dated February 22, 2021 ("Registration Rights Agreement"), as amended by Amendment No. 1 to Registration Rights Agreement dated August 7, 2024 ("RRA Amendment"), with respect to the Company’s Common Stock pursuant to which the Company has granted the Trust certain registration rights. See Item 6 of this Schedule 13D and the Registration Rights Agreement and RRA Amendment, copies of which are filed or incorporated by reference as Exhibits 99.3 and 99.4, respectively, to this Schedule 13D.

The Trust and Trustee expect to continually evaluate the Company’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional interests in securities of the Company will be acquired by the Trust or whether the Trust will dispose of securities of the Company. At any time, additional securities of the Company may be acquired or some or all of the securities of the Company beneficially owned by the Trust may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Any determination to acquire or dispose of securities of the Company will depend on a number of factors, including the Company's business and financial position and prospects, other developments concerning the Company, the price levels of the Common Stock, general market and economic conditions and other investment opportunities available to the Trust.

Other than as described in this Schedule 13D, neither of the Trust nor the Trustee have any plans or proposals as of the date hereof that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Trust and Trustee may consider such matters in the future.

Item 5. Interest in Securities of the Issuer.
Items 5(a) and (b) of the Initial Schedule 13D are amended and restated in their entirety as follows:

(a)-(b) The Trust and Trustee beneficially own the 1,262,246 shares of Common Stock of the Company held by the Trust, representing 5.3% of the shares of Common Stock of the Company outstanding. The Trust has sole voting and investment power as to these shares of Common Stock held by the Trust.

CUSIP No. 320866 106

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is amended to add the following disclosure at the end of Item 6:

On August 7, 2024, the Company and the Trust entered into the RRA Amendment, which extended the period during which the Company would use commercially reasonable efforts to keep the Registration Statement continuously effective, such amended period to continue until three years following the date of the RRA Amendment, or if earlier until all of the shares of Common Stock acquired by the Trust could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, without any limitation as to manner-of-sale restrictions or volume limitations.

Item 7. Material to be Filed as Exhibits.

99.1
Agreement and Plan of Merger by and among First Mid Bancshares, Inc., Eval Sub Inc., LINCO Bancshares, Inc., and the sellers as defined therein, dated September 25, 2020 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by First Mid Bancshares, Inc. on September 28, 2020).

99.2
First Amendment to Agreement and Plan of Merger, dated as of February 21, 2021, by and among First Mid Bancshares, Inc., Eval Sub Inc., a Missouri corporation, Eval Sub Inc., a Delaware corporation, LINCO Bancshares, Inc., and the sellers named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by First Mid Bancshares, Inc. on February 22, 2021).

99.3
Registration Rights Agreement, dated February 22, 2021, by and between First Mid Bancshares, Inc., and Elizabeth Paige Laurie, Trustee of the EPL LINCO Trust, dated December 1, 2015 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by First Mid Bancshares, Inc. on February 22, 2021).

99.4
Amendment No. 1 to Registration Rights Agreement, dated August 7, 2024, by and between First Mid Bancshares, Inc., and Elizabeth Paige Laurie, Trustee of the EPL LINCO Trust, dated December 1, 2015 (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarterly period ended June 30, 2024, filed by First Mid Bancshares, Inc. on August 7, 2024).

CUSIP No. 320866 106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 8, 2024

Signature:	/s/ Elizabeth Paige Laurie
Name/Title:	Elizabeth Paige Laurie
Trustee of the EPL LINCO Trust, dated December 1, 2015